SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                          REZconnect Technologies, Inc.
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         (Name of Issuer)

                                    Common Stock
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         (Title of Class of Securities)


                                   297868101
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         (CUSIP Number)
                                    Gerard S. DiFiore, Esq.
                                    Reed Smith LLP
                                    One Riverfront Plaza
                                    Newark, New Jersey  07102

                                    (p) 973.621.3179
                                    (f) 973.621.3199
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         (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications)

         August 26, 2004
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         (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number:  297868101
               ---------

      1)    Name of Reporting Persons and Identification Nos.:

            Name:       YourTravelBiz.com, Inc. and YTB Travel and Cruises, Ltd.
            I.R.S. Identification No.:  37-1407604 and 37-140762, respectively


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  The  Reporting   Parties  are   affiliated   with  common
                 shareholders

            (b) N/A

      3)    SEC Use Only


      4)    Source of Funds (See Instructions):                               00


      5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                            N/A


      6) Citizenship or Place of Organization: Illinois as to both Reporting Parties


               Sole Voting Power:                                  1,000,000
               Shared Voting Power                                         0
               Sole Dispositive Power:                             1,000,000
               Shared Dispositive Power                                    0


      11)   Aggregate Amount Beneficially Owned by the Reporting Parties:
                                                                   1,000,000


      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             N/A

      13)   Percent of Class Represented by Amount in Row (11):        8.809%

      14)   Type of Reporting Person (See Instructions):                  CO




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


Item 1.     Security and Issuer
            -------------------

     This Amendment No. 1 ("Amendment No. 1") to the Statement of Beneficial Ownership dated February 11, 2003 (the "Original Statement"), relates to the common stock ("Common Stock") of REZconnect Technologies, Inc., a New York corporation (the "Issuer"), whose principal executive offices are 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

     This Amendment No. 1 is being filed to disclose a change in the investment intent of YourTravelBiz.com, Inc. ("YTB") and YTB Travel and Cruises, Ltd. ("YTD") (collectively YTB and YTD shall be referred to herein as the "Reporting Parties") as it relates to the shares of Common Stock held by the Reporting Parties.

Item 2.     Identity and Background
            -----------------------

      (a)   Names:                        YourTravelBiz.com,Inc. and
                                          YTB Travel and  Cruises,  Ltd.

      (b)   Business  Address:            200 West 3rd Street
            (as to both  entities)        Suite 800
                                          Alton, Illinois 62002

      (c)   Occupation:                   N/A since Reporting Parties are
                                          corporations

      (d)   Conviction:                   N/A  to  Reporting   Parties  and
                                          their  respective  principals

      (e)   Civil  Proceedings:           N/A to Reporting  Parties and
                                          their respective principals

      (f)   State of Incorporation::      Illinois as to both Reporting Parties

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      N/A

Item 4.     Purpose of Transaction
            ----------------------

         In February of 2003, the Issuer issued an aggregate of 1,000,000 shares of Common Stock to the Reporting Parties in connection with a long-term relationship entered into by and among the parties at such date, all as disclosed in the Original Statement. The shares of Common Stock were initially acquired by the Reporting Parties for investment purposes only. As indicated in the Form 8-K filed by the Issuer on August 26, 2004, the Reporting Parties are engaged in discussions with the Issuer regarding a possible business combination or a similar transaction and therefore are evaluating whether they should remain a passive investor or become more actively involved in the affairs of the Issuer. In connection therewith, the Reporting Parties have had and may continue to have discussions with the Issuer concerning the available alternatives. As of the date of this filing, no agreement, either orally or written, has been entered into by the parties.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

      (a) Aggregate Number and %: 11,351,845 Common Shares of which 1,000,000 are owned by the Reporting Parties and which equates to 8.809% of the total outstanding shares of Common Stock.

      (b) Power to Vote or Dispose of Shares: The Reporting Parties have the power to vote or dispose of 1,000,000 shares, none of which are the subject of shared power to vote or dispose of.

      (c) Transactions within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Parties beyond those described in
Item 3 specifically  and this Schedule 13D generally.  Information  contained in
Item 3 above is hereby incorporated by reference.


Item 6.  Contracts, arrangements, understandings or relationships with respect
         ---------------------------------------------------------------------
         to securities of the Issuer.
         ----------------------------

         Other than the foregoing, there are no contracts, arrangements, understandings, or relationships not described herein.

Item 7.     Material to be filed as Exhibits
-------     --------------------------------

      None.



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


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A on behalf of YourTravelBiz.com, Inc. and YTB Travel and Cruises, Ltd., respectively, the Reporting Parties, is true, complete and correct.


Dated:  August 27, 2004                         YourTravelBiz.com, Inc.



                                                By:/s/ James Scott Tomer
                                                   James Scott Tomer, President


Dated:  August 27, 2004                         YTB Travel and Cruises, Ltd.



                                                By:/s/ James Kim Sorensen
                                                   James Kim Sorensen, President



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